UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒                              ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2016

OR

☐                                 TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from             to

Commission file number: 001-35024

A.            Full title of the plan and the address of the plan, if different from that of the issuer named below:

USANA HEALTH SCIENCES 401(k) PLAN

B.            Name of issuer of the securities held pursuant to the plan and the address of its principal executive office.

USANA HEALTH SCIENCES, INC.

3838 West Parkway Blvd., Salt Lake City, Utah 84120

(Address of principal executive offices, Zip Code)

USANA HEALTH SCIENCES 401(k) PLAN

FORM 11-K

For the Year Ended December 31, 2016

* Other supplementary schedules required by section 2520-103.10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Plan Administrators

USANA Health Sciences 401(k) Plan

We have audited the accompanying statements of assets available for benefits of USANA Health Sciences 401(k) Plan (the Plan) as of December 31, 2016 and 2015, the related statement of changes in assets available for benefits for the year ended December 31, 2016, and the related notes to financial statements.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on the financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement.  Management of the Plan has determined that the Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for benefits of USANA Health Sciences 401(k) Plan as of December 31, 2016 and 2015 and the changes in assets available for benefits for the year ended December 31, 2016, in conformity with U.S. generally accepted accounting principles.

The Schedule of Assets (Held at End of Year) (the supplemental schedule) has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements.  The supplemental schedule is the responsibility of the Plan’s management.  Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule.  In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended.  In our opinion, the supplemental schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Tanner LLC

Salt Lake City, Utah
June 22, 2017

USANA HEALTH SCIENCES 401(k) PLAN

Statements of Assets Available for Benefits

	December 31,
	2015	2016

Investments, at fair value:
Mutual funds	$38,416,791	$44,643,206
USANA Health Sciences, Inc. Unitized Stock Fund	6,760,983	6,366,296
Collective investment fund	1,641,675	1,722,459

Total investments	46,819,449	52,731,961

Receivables:
Employer contributions	1,804	39,157
Notes receivable from participants	1,500,891	1,506,220

Total receivables	1,502,695	1,545,377

Assets available for benefits	$48,322,144	$54,277,338

The accompanying notes are an integral part of these statements.

USANA HEALTH SCIENCES 401(k) PLAN

Statement of Changes in Assets Available for Benefits

Year Ended December 31, 2016

Additions to (deductions from) assets attributable to:

Investment income:
Net appreciation in fair value of investments	$1,091,705
Interest and dividends	1,532,138

Total investment income	2,623,843

Interest on notes receivable from participants	59,033

Contributions:
Participants	3,676,083
Employer	1,702,595
Rollovers	535,678

Total contributions	5,914,356

Benefits paid to participants	(2,526,357)

Administrative expenses	(115,681)

Net increase in assets available for benefits	5,955,194

Assets available for benefits:
Beginning of the year	48,322,144

End of the year	$54,277,338

The accompanying notes are an integral part of this statement.

USANA HEALTH SCIENCES 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE A — DESCRIPTION OF THE PLAN

The following description of the USANA Health Sciences 401(k) Plan (the “Plan”) provides only general information.  Participants and other financial statement users should refer to the Plan agreement for a more complete description of the Plan’s provisions.

1.                        General

The Plan is a defined contribution plan covering substantially all United States non-union employees of USANA Health Sciences, Inc. (the “Company” or the “Employer”) who have completed one month of service and are age 18 or older.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended, and permits traditional 401(k) deferrals (pre-tax) as well as Roth 401(k) deferrals (after-tax).

2.                        Contributions

Each year participants may elect to contribute up to 75 percent of their annual compensation subject to certain limits as defined in the Plan.  Contributions are limited by the Internal Revenue Code, which established a maximum contribution of $18,000 ($24,000 for participants age 50 or older) for the year ended December 31, 2016.  Participants may elect to make pre-tax contributions and/or after-tax Roth elective contributions into their accounts.  Participants may also contribute amounts representing distributions from certain other defined benefit or defined contribution plans.  Under the safe harbor and certain other provisions of the Plan, eligible employees who have not made an affirmative election to defer or not defer will have deferrals withheld in the amount of six percent of their compensation, to be invested in the appropriate target date retirement fund.  Participants may direct their investments into one or more of the investment options offered by the Plan, with no more than 25 percent of their investment allocations directed into shares of the Company’s unitized stock fund.

The Company provides a matching contribution equal to 100 percent of the first one percent of a participant’s compensation that is contributed as an elective deferral by the participant, and 50 percent of elective deferrals between one and six percent of the participant’s compensation.  The Company’s board of directors may also authorize additional contributions to the Plan.

3.                        Participant accounts

Individual accounts are maintained for each Plan participant.  Each participant’s account is adjusted for the participant’s contributions and allocations of (a) the Company’s contributions and (b) investment gains or losses.  The allocation of the Company’s discretionary contributions and forfeitures is based on each participant’s contribution, as defined by the Plan.  The allocation of investment gains or losses is based on a participant’s weighted-average account balance, as defined by the Plan.

4.                        Vesting

Participants are fully vested in their voluntary contributions, including any net investment income on those contributions.  The Company’s matching contributions fully vest at the end of two years of service.

5.                        Notes receivable from participants

A participant may borrow a minimum of $1,000 up to a maximum of three loans that in the aggregate are equal to the lesser of $50,000 or 50 percent of his or her vested account balance.  Loans are secured by the balances in the participants’ accounts and bear interest at rates ranging from 4.25 percent to 4.75 percent, which rates were commensurate with prevailing rates at the time of loan origination.  Principal and interest are paid ratably through payroll deductions.  Loans are re-paid over a five-year period, unless the loans were used to purchase a principal residence, in which case the payback period may not exceed 30 years.  As of December 31, 2016, the Plan had outstanding loans to participants with maturities ranging from 2017 through 2046.

USANA HEALTH SCIENCES 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS - CONTINUED

NOTE A — DESCRIPTION OF THE PLAN — CONTINUED

6.                        Benefits paid to participants

On termination of service due to death, permanent disability, or retirement, a participant or beneficiary may receive a lump-sum amount equal to the value of the participant’s vested interest in his or her account.  For termination of service due to other reasons, the Plan will automatically make a lump-sum distribution of the value of the participant’s vested interest in his or her account where the account balance is less than $5,000.

7.                        Forfeited accounts

Forfeited accounts related to the Company’s matching contributions may first be used to pay any administrative expenses and are then used to reduce any future employer matching contributions.  The table below provides a reconciliation of the balance of forfeited accounts from December 31, 2015 to December 31, 2016.

Balance as of December 31, 2015	$31,391
Forfeitures	25,000
Application of forfeitures	(49,354)
Earnings on forfeited account balance	256

Balance as of December 31, 2016	$7,293

8.                        Expenses

The Company, as the Plan Sponsor, paid all administrative expenses during the year ended December 31, 2016, except for $115,681.

NOTE B — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

1.                                                  Basis of accounting

The financial statements of the Plan are presented using the accrual method of accounting in accordance with U.S. generally accepted accounting principles (“US GAAP”).

2.                                                  Use of estimates

The preparation of financial statements in conformity with US GAAP requires Plan management to make estimates and assumptions that affect certain reported amounts of assets available for benefits at the date of the financial statements, the changes in assets available for benefits during the reporting period and, when applicable, the disclosure of contingent assets and liabilities at the date of the financial statements.  Those key estimates include determination of the fair value of investments.  Actual results may differ from estimates and assumptions made.

3.                                                  Investment valuation and income recognition

The Plan’s investments are stated at fair value.  Quoted market prices are used to value investments in shares of mutual funds.  Units of the USANA Health Sciences, Inc. Unitized Stock Fund and the collective investment fund are valued at net asset value, which approximates fair value, using daily market information.  Net appreciation (depreciation) caused by fluctuations in the value of investments is reflected in the statement of changes in assets available for benefits.  Amounts invested may earn interest and dividends, which in turn are reinvested.

Purchases and sales of securities are recorded on a trade-date basis.  Income from interest is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date.  Earnings and losses within each fund are allocated to participants based on their proportionate shares in the fund.

USANA HEALTH SCIENCES 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS - CONTINUED

NOTE B — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

In general, the Plan’s securities are exposed to various risks, such as interest rate, credit, and overall market volatility.  Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the accompanying statements of assets available for benefits.

4.                          Notes receivable from participants

Notes receivable from participants represent participant loans and are valued at their unpaid principal balance plus any accrued but unpaid interest, which approximates fair value.  No allowances for credit losses have been recorded as of December 31, 2016 and 2015.  If a participant ceases to make loan repayments and the Plan Administrators deem the note receivable from a participant to be a distribution, the note receivable balance is reduced and a benefit payment is recorded.

5.                          Benefits paid to participants

Benefits are recorded when paid.  As of December 31, 2016, there were no distributions that had been requested but not paid.

NOTE C — FAIR VALUE MEASUREMENTS

The Plan reports investments in accordance with established authoritative guidance, which requires a three-level valuation hierarchy for disclosure of fair value measurements.  The valuation hierarchy is based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date.

The three levels are defined as follows:

•                  Level 1 inputs are quoted market prices in active markets for identical assets or liabilities that are accessible at the measurement date.

•                  Level 2 inputs are from other than quoted market prices included in Level 1 that are observable for the asset or liability, either directly or indirectly.

•                  Level 3 inputs are unobservable and are used to measure fair value in situations where there is little, if any, market activity for the asset or liability at the measurement date.

Investments in mutual funds are valued using Level 1 inputs.  In accordance with Subtopic 820-10, the USANA Health Sciences, Inc. Unitized Stock Fund and the collective investment fund are measured using the net asset value per unit as a practical expedient and are therefore not classified in the fair value hierarchy.

The USANA Health Sciences, Inc. Unitized Stock Fund primarily includes Company common stock, the value of which is measured using net asset value per unit as a practical expedient.  As of December 31, 2016, $301,376 of this fund was cash held in an interest-bearing checking account.  The cash portion of this fund provides liquidity, which enables Plan participants to transfer money daily among all investment choices.  Redemption frequency for this fund is immediate, this fund contains no unfunded commitments, and has no redemption restrictions.

Shares of the collective investment fund are measured at net asset value, which approximates fair value. Redemption frequency for this fund is immediate, this fund contains no unfunded commitments, and has no redemption restrictions.

NOTE D — RELATED-PARTY TRANSACTIONS

Plan assets include common stock of the Company held in a unitized stock fund, the balance of which was $6,366,296 as of December 31, 2016 ($6,760,983 as of December 31, 2015).  Transactions with respect to shares of the Company’s common stock held in the Unitized Stock fund qualify as party-in-interest transactions.  As of December 31, 2016, the USANA Health Sciences, Inc. Unitized Stock Fund held 99,100 shares of common stock of the Company (99,080 shares as of December 31, 2015), and $301,376 in cash ($432,248 as of December 31, 2015).  The closing price of the Company’s common stock on December 31, 2016 was $61.20 ($63.88 on December 31, 2015).

USANA HEALTH SCIENCES 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS - CONTINUED

NOTE D — RELATED-PARTY TRANSACTIONS (Continued)

On October 25, 2016, the Company declared a two-for-one stock split of its common stock that was distributed in the form of a stock dividend on November 22, 2016 to shareholders of record as of November 14, 2016.  Shares of common stock and related amounts in this report have been adjusted to reflect the stock split.

Notes receivable from participants totaling $1,506,220 as of December 31, 2016 ($1,500,891 as of December 31, 2015) are considered party-in-interest transactions.  Interest income pertaining to notes receivable from participants totaled $59,033 for 2016.

NOTE E — PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue the Company’s contributions at any time and to terminate the Plan subject to the provisions of ERISA.  In the event of Plan termination, participants would become 100 percent vested in their accounts.

NOTE F — TAX STATUS

The Plan has adopted a non-standardized prototype plan for which the Internal Revenue Service has issued a favorable opinion letter covering the qualification of the Plan.  The Plan Administrators and the Plan’s tax counsel do not anticipate that changes in the Plan after the date of the Internal Revenue Service opinion letter will affect the qualified and tax-exempt status of the Plan.  Accordingly, the financial statements of the Plan do not include provisions, assets or liabilities related to income taxes.

US GAAP requires management to evaluate income tax positions taken by the Plan and to recognize an income tax liability if the Plan has taken an uncertain tax position that more likely than not would not be sustained upon examination by taxing authorities.  The Plan Administrators analyzed the tax positions taken by the Plan and have concluded that as of December 31, 2016 and 2015, there are no uncertain tax positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements.  The Plan is subject to routine audits by tax jurisdictions for tax years for which the applicable statutes of limitations have not expired; however, there are currently no audits for any tax periods in progress.

USANA HEALTH SCIENCES 401(k) PLAN

SUPPLEMENTAL INFORMATION

Employer Identification Number:  87-0500306

Plan Number:  001

SCHEDULE H, PART IV, Line 4(i)

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

As of December 31, 2016

( a )	( b )	( c )		( e )
	IDENTITY OF ISSUE, BORROWER, LESSOR, OR SIMILAR PARTY	DESCRIPTION OF INVESTMENT	SHARES, UNITS, OR LOANS	CURRENT VALUE

*	USANA Health Science, Inc. Unitized Stock Fund	Common Stock held in unitized fund ($301,376 cash)	52,397	$6,366,296

	American Funds Wash Mutual R6	Mutual fund	141,649	5,799,427
	Hartford Growth Opportunities	Mutual fund	146,875	5,764,521
	Vanguard 500 Index Admiral	Mutual fund	20,389	4,204,110
	American Funds Am Balanced R6	Mutual fund	139,247	3,459,674
	Henderson International Opportunities	Mutual fund	134,385	3,337,681
	American Funds SmallCap World R6	Mutual fund	69,214	3,211,048
	Prudential Total Return Bond	Mutual fund	185,781	2,595,809
	American Funds 2050 Target Date R6	Mutual fund	177,219	2,232,161
	American Funds 2040 Target Date R6	Mutual fund	117,862	1,501,839
	American Funds 2045 Target Date R6	Mutual fund	103,715	1,355,850
	American Funds New World R6	Mutual fund	26,193	1,338,960
	American Funds 2025 Target Date R6	Mutual fund	106,648	1,278,741
	American Funds 2030 Target Date R6	Mutual fund	93,596	1,164,785
	American Funds 2035 Target Date R6	Mutual fund	90,117	1,126,188
	Eagle Mid Cap Growth Fund	Mutual fund	22,247	1,044,789
	Nuveen Real Estate Securities	Mutual fund	45,022	996,163
	American Funds 2055 Target Date R6	Mutual fund	54,153	857,331
	Janus Triton	Mutual fund	31,220	743,841
	Vanguard Mid Cap Index	Mutual fund	2,699	442,732
	Principal Diversified Real Asset	Mutual fund	35,747	383,789
	Victory Established Value	Mutual fund	10,144	370,614
	American Funds 2020 Target Date R6	Mutual fund	30,672	356,536
	Vanguard Small Cap Index	Mutual fund	4,613	287,055
	Templeton Global Bond	Mutual fund	18,978	229,358
	American Funds 2015 Target Date R6	Mutual fund	19,554	209,232
	Undiscovered Managers Behavioral Value	Mutual fund	2,530	168,950
	Vanguard Total International Stock Index	Mutual fund	2,965	70,594
	American Funds 2010 Target Date R6	Mutual fund	5,664	57,496
	Invesco Diversified Dividend	Mutual fund	2,081	37,678
	American Funds 2060 Target Date R6	Mutual fund	1,625	16,254
				44,643,206
*	Notes receivable from participants	Loans with interest rates ranging from 4.25% to 4.75%	262	1,506,220

	Wells Fargo Stable Return C	Collective Investment Fund	33,231	1,722,459

				$54,238,181

* Party-in-interest

Note - Column ( d ), cost, is not required because all investments are participant directed.

See accompanying Report of Independent Registered Public Accounting Firm.

EXHIBIT

Exhibit
Number	Description

23.1	Consent of Independent Registered Public Accounting Firm (filed herewith)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

USANA Health Sciences 401(k) Plan

Date:	June 22, 2017	/s/ G. Douglas Hekking
G. Douglas Hekking
Chief Financial Officer
(Principal Financial and Accounting Officer) Plan Sponsor